                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ----------------------------

                                AMENDMENT NO. 2

                                       TO

                                  APPLICATION

                                     UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ----------------------------

Chevron Corporation                   Illinova Corporation
575 Market Street                     500 South 27th Street
San Francisco, California  94105      Decatur, Illinois  62521-2200
(Commission File No. 1-368-2)         (Commission File No. 1-11327)

Chevron U.S.A. Inc.                   Energy Convergence Holding Company
1301 McKinney                         500 South 27th Street
Houston, Texas 77010                  Decatur, Illinois 62521-2200

            (Name of companies filing this statement and address of
                         principal executive offices)

                         ----------------------------

                                     None

 (Name of top registered holding company parent of each applicant or declarant)

David R. Stevenson             William B. Conway, Jr.         Larry F. Altenbaumer
Associate General Counsel      Senior Vice President          Vice President and Secretary
Chevron Law Department         and Chief Legal Officer        Energy Convergence Holding
Chevron U.S.A. Inc.            Illinova Corporation           Company
P.O. Box 3725                  500 South 27th Street          500 South 27th Street
Houston, Texas 77253-3725      Decatur, Illinois 62521-2200   Decatur, Illinois  62521-2200

                  (Names and addresses of agents for service)

                                                     Total Number of pages: 24

                The Commission is also requested to send copies
            of any communications in connection with this matter to:


For Chevron Corporation and Chevron USA:  For Illinova and Energy Convergence
----------------------------------------  ------------------------------------
                                          Holding Company:
                                          ---------------

James R. Doty, Esq.                       Robert P. Edwards, Jr. Esq.
Baker Botts L.L.P.                        John D. McLanahan, Esq.
The Warner                                Troutman Sanders LLP
1299 Pennsylvania Avenue, N.W.            600 Peachtree Street, N.E.
Washington, D.C.  20004-2400              Suite 5200
                                          Atlanta, Georgia  30308

                                          For Dynegy:
                                          -----------

                                          Merrill L. Kramer, P.C.
                                          Akin, Gump, Strauss, Hauer &
                                            Feld, L.L.P.
                                          1333 New Hampshire Ave., N.W.
                                          Suite 400
                                          Washington, D.C.  20036

          The Application previously filed in this proceeding is hereby amended and restated in its entirety to read as follows:

                 INTRODUCTION AND REQUEST FOR COMMISSION ACTION

          Chevron Corporation ("Chevron Corp."), its wholly-owned subsidiary, Chevron U.S.A. Inc. ("Chevron USA"), /1/ Energy Convergence Holding Company ("New Dynegy") and Illinova Corporation ("Illinova" and collectively with Chevron Corp. and Chevron USA, the "Applicants") hereby file an application for an order from the United States Securities and Exchange Commission (the "Commission") authorizing the consummation of the merger transactions described in Item 1.B below (the "Transaction") pursuant to Section 9(a)(2) and Section 10 of the Public Utility Holding Company Act of 1935 (the "Act").


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

     A.  The Participants.

          The Transaction involves merging a company with energy-related operations, exempt operations, and no public-utility company operations (Dynegy Inc.) with an exempt public-utility holding company (Illinova) which has limited exempt and energy-related operations. Chevron's role has been to accommodate the Transaction, which was initiated by Dynegy Inc. and Illinova.

          1.  CHEVRON CORPORATION.

          Chevron Corp., a Delaware corporation, manages its investments in, and provides administrative, financial, and management support to, domestic and foreign subsidiaries and affiliates that engage in fully-integrated petroleum and chemical operations in the United States and approximately 90 other countries./2/ Chevron Corp.'s stock is listed on the New York, Chicago, and Pacific Exchanges, and it is a reporting company under the Securities Exchange Act of 1934, as amended.

          Neither Chevron Corp. nor Chevron USA currently has any public-utility company subsidiaries, neither is an affiliate of a public-utility company, and no part of either company's income is derived from the operations of a public-utility company as defined by the Act.


------------------------
/1/ Except where the context otherwise requires, Chevron Corp. and Chevron USA are collectively referred to herein as "Chevron."

/2/ Chevron Corp.'s petroleum operations consist of exploring for, developing, and producing crude oil and natural gas; refining crude oil into finished petroleum products; marketing crude oil, natural gas, and the many products derived from petroleum; and transporting crude oil, natural gas, and petroleum products by pipelines, marine vessels, motor equipment, and railcar. The chemical operations of Chevron Corp. include the manufacture and marketing of a wide range of chemicals for industrial uses. Chevron Corp. is currently in the process of selling its remaining interests in coal mining operations.

          Chevron Corp. owns 100% of Chevron USA, a Pennsylvania corporation, which conducts operations worldwide through its various divisions. Chevron USA's principal business activity is in its domestic upstream division that engages in the business of exploration and production of crude oil, natural gas liquids, and natural gas in the United States and its domestic downstream division that engages in the business of refining, marketing and transportation of gasoline and other refined products in the United States. Chevron USA's net income for 1998 for United States operations was approximately $1 billion. Chevron USA owns approximately 29% of the outstanding common and preferred stock of Dynegy Inc. ("Dynegy"), a leading provider of energy products and services in North America and the United Kingdom. The vast majority of Chevron Corp.'s natural gas production, as well as the natural gas liquids extracted from the gas, are committed to Dynegy under various commercial agreements. In 1998, 73% of Chevron Corp.'s worldwide sales of natural gas were made to Dynegy.

          Additional information regarding Chevron Corp. and its subsidiaries is set forth in the following documents, each of which is incorporated herein by reference:

          (i) Annual Report on Form 10-K of Chevron Corporation (Commission File No. 1-368-2) for the fiscal year ended December 31, 1998, filed on March 31, 1999; and

          (ii) Quarterly Report on Form 10-Q of Chevron Corporation (Commission File No. 1-368-2) for the quarterly period ended September 30, 1999, filed on November 4, 1999.

          2.  DYNEGY INC.

          Dynegy is actively engaged in the marketing and trading of natural gas, natural gas liquids, electricity, and coal. It also owns subsidiaries that develop, own, and operate power generation projects that are exempt from the Act, including Exempt Wholesale Generators ("EWGs") and companies with interests in qualifying facilities under the Public Utility Regulatory Policies Act of 1978. Dynegy has no public-utility company operations, subsidiaries or affiliates.

          Dynegy is a Delaware corporation maintaining its principal place of business in Texas. The company's stock is listed on the New York Stock Exchange. In addition to Chevron USA, Dynegy has two industrial shareholders:
NOVA Gas Services (U.S.) Inc., a Delaware corporation ("NOVA"), and BG Holdings, Inc., a Delaware corporation ("BG"), each of which owns approximately 25% of the outstanding voting stock of Dynegy./3/ Of the remaining outstanding voting stock of Dynegy, 11% is owned by management and the balance is publicly owned.


------------------------
/3/ NOVA is an indirect, wholly-owned subsidiary of NOVA Chemicals Corporation, a Canadian corporation. BG is an indirect, wholly-owned subsidiary of BG plc, a British corporation.

          On August 31, 1996, Chevron USA formed a strategic combination with NGC Corporation ("NGC"), Dynegy's predecessor, whereby substantially all of Chevron USA's mid-stream natural gas marketing and natural gas processing and natural gas liquids marketing operations were transferred to NGC's operations in exchange for stock constituting the shares of Dynegy which Chevron now holds. Dynegy has the obligation to purchase and the right to market substantially all of the natural gas and gas liquids produced by Chevron USA, except those produced in Alaska. In addition, pursuant to other agreements, Dynegy supplies natural gas and natural gas liquids feedstocks to Chevron's United States refineries and chemical plants.

          Dynegy is pursuing an integrated wholesale energy business strategy based on the convergence of energy markets. This strategy relies upon the marketing, trading, and hedging opportunities existing in the natural gas and power markets, which can be most effectively realized by the control and optimization of related physical assets. Dynegy treats its gas and power marketing and power generation businesses as an integrated unit. Dynegy considers that: (i) ownership or control of merchant generation, or "Btu Conversion" capacity, when coupled with Dynegy's national wholesale gas and power marketing operations, creates a wide range of value-creation opportunities; (ii) Dynegy's wholesale trading and marketing franchise adds value to its generation assets by providing national market access, market infrastructure and intelligence, risk management and arbitrage opportunities, fuel management and procurement expertise and transmission expertise for inputs
(gas) and outputs (power); (iii) generation capacity adds value to Dynegy's wholesale trading and marketing franchise by providing a source of reliable power, an enhanced ability to structure innovative new products and services for customers, and a market for natural gas; and (iv) by aligning its operations with the power generation base and experience of Illinova, Dynegy expects to enhance the value of its power generation and power marketing capabilities.

          Additional information regarding Dynegy and its subsidiaries is set forth in the following documents, to which reference is made:

          (i) Annual Report on Form 10-K of Dynegy Inc. (Commission File Number 1-11156) for the fiscal year ended December 31, 1998, filed on March 30, 1999;

          (ii) Quarterly Report on Form 10-Q of Dynegy Inc. (Commission File Number 1-11156) for the quarterly period ended September 30, 1999, filed on November 15, 1999;

          (iii) Current Report on Form 8-K of Dynegy Inc. (Commission File Number 1-11156), filed on June 14, 1999; and

          (iv) Amendment No. 1 to Registration Statement under the Securities Act of 1933 on Form S-4 of Energy Convergence Holding Company (Registration No. 333-84965), filed with the Commission on September 7, 1999 (the "New Dynegy Registration Statement").

          3.  ILLINOVA CORPORATION.

          Illinova Corporation ("Illinova") is a public-utility holding company exempt from registration under Section 3(a)(1) of the Act. It is incorporated and maintains its principal place of business in the State of Illinois, and its common stock is listed on the New York and Chicago Stock Exchanges. Illinova owns six principal subsidiaries: Illinois Power Company, a combination electric and gas public-utility company ("Illinois Power"), Illinova Generating Company ("Illinova Generating"), Illinova Energy Partners, Inc. ("Illinova Energy"), Illinova Insurance Company ("Illinova Insurance"), Illinova Power Marketing, Inc. ("Illinova Marketing"), and Illinova Business Enterprises ("Illinova Business").

          Illinova's revenues for 1998 were $2.43 billion, producing a net loss of $1.38 billion. Recently, the public-utility income of Illinova derived from Illinois Power has been negative and is the primary source of Illinova's consolidated net loss. In 1998, approximately 73% of Illinova's operating revenues were derived from Illinois Power's sale, transmission and distribution of electricity, and 12% of Illinova's operating revenues were derived from Illinois Power's sale and transportation of natural gas. Approximately 15% of Illinova's operating revenues came from its other, diversified enterprises in 1998.

          Illinois Power is an Illinois corporation and Illinova's principal public-utility company subsidiary. It is engaged in the generation, transmission, and distribution of electric energy and the sale of electric energy at wholesale and retail in the state of Illinois. Illinois Power also owns facilities for the distribution of natural gas and is engaged in the sale of natural gas at retail. Illinois Power provides traditional utility service subject to state regulation to approximately 570,000 retail electric and 400,000 retail gas distribution customers located throughout central Illinois, and also transmits and sells power at wholesale subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC"). Illinova's electric utility and gas utility systems operate on an integrated basis. All of the company's utility assets are located in the State of Illinois. Illinois Power is regulated by the Illinois Commerce Commission ("ICC") and the FERC.

          Currently, Illinois Power owns a 930 MW nuclear generating facility located near Clinton, Illinois. Illinova has entered into a definitive agreement to sell that facility to Ameren Energy Company, L.L.C., subject to regulatory approval by the Nuclear Regulatory Commission.

          Illinova Marketing is an Illinois corporation and a wholly-owned subsidiary of Illinova. It is undertaking to own and operate 3,812 MW of fossil-fired electric power generating capacity located in the State of Illinois, formerly owned by Illinois Power. This generation will be utilized predominantly to meet the power requirements of Illinois Power during a competition transition period established by Illinois law. On July 8, 1999, the ICC approved the restructuring of Illinois Power in this fashion./4/ The FERC authorized these asset transfers and wholesale power sales in two recent orders./5/

          Illinova Generating is Illinova's wholly-owned independent power subsidiary. Illinova Generating currently owns interests in EWGs and in qualifying facilities located throughout North America, as well as interests in several generation facilities located outside of North America. The North American facilities total 821 MW with an 830 MW plant under construction.

          Illinova Generating owns 20% of the stock of Electric Energy Incorporated ("EEInc"). The revenues and net income of EEInc are not material to Illinova's total public-utility revenues and income. EEInc was incorporated in 1950 for the purpose of generating electricity for sale to the United States government nuclear processing plant near Paducah, Kentucky. Its principal place of business is in Joppa, Illinois. Approximately 70% of the revenues associated with the Joppa plant are derived from sales to the United States Department of Energy under a contract that extends until 2005. Sponsoring utilities, including Illinois Power, purchase power in excess of the federal government's
requirements.   The Commission has for many years recognized this project as sui generis and that EEInc "does not itself sell electricity to private consumers of the type the Act is designed to protect and does not have any securities in the hands of public investors."/6/

          Illinova Energy is Illinova's wholly-owned subsidiary that engages in the brokering and marketing of electric power and gas, and the development and sale of energy-related services to the competitive unregulated energy market throughout the United States and Canada. Illinova Energy owns interests in several gas marketing companies./7/

          On December 16, 1997, the State of Illinois enacted the Electric Service Customer Choice and Rate Relief Law of 1997, which introduces retail competition and customer choice to electricity consumers in the State of Illinois./8/ The legislation adopts a comprehensive approach to creating a market mechanism to provide electric energy to consumers. The law contains the following key provisions:


------------------------
/4/  ICC Docket No. 99-0209 (July 8, 1999).

/5/ Illinova Corporation, 88 FERC (P) 62,229 (Sept. 10, 1999) (FERC jurisdictional facilities transfer approval); Illinova Power Marketing, Inc., 88 FERC (P) 61,189 (Aug. 24, 1999) (effectiveness of wholesale power contracts).

/6/  Union Electric Co., Holding Co. Act Release No. 14615, 40 SEC 1072 (Apr. 2,
1962). See also Illinova Generating Co., SEC No-Action Letter, 1996 WL 679234 (Oct. 22, 1996).

/7/ Illinova Insurance is an insurance company licensed by the State of Vermont. The primary business of Illinova Insurance is to insure the risks of the subsidiaries of Illinova and the risks related to or associated with their business enterprises. Illinova Business is a wholly-owned subsidiary of Illinova. The primary business of Illinova Business is to account for miscellaneous business activities not regulated by the ICC or FERC and not falling within the business scope of other Illinova subsidiaries.

/8/  220 Ill. Comp. Stat. 5/16-101A.

          Rate Decreases: The law provides Illinois Power's residential customers a 15% decrease in base electric rates beginning August 15, 1998, and an additional 5% decrease beginning May 1, 2002.

          Rate Freeze: The law freezes rates for bundled electric service through January 1, 2005 (with the exception of the mandatory rate decreases discussed above), unless the utility's earned rate of return on common equity falls below the 30-year Treasury bond rate for two consecutive years. This rate freeze generally forces public-utilities to absorb fuel and purchased power cost increases. It also provides a vehicle for the recovery of transition costs (frequently called "stranded" costs) minus statutorily prescribed mitigation factors during the transition period established by Illinois law. Thus the revenues of Illinois Power under the rate freeze include fuel, purchased power, and transition cost recovery.

          Retail Choice: Beginning October 1, 1999, the following categories of retail customers were eligible to choose their electricity supplier:
          (i) customers with a demand greater than 4 MW at a single site; (ii) customers under common ownership with ten or more sites in a service area which aggregate to at least 9.5 MW in demand; and (iii) customers comprising one-third of the remaining non-residential load. The rest of the non-residential customer group will be eligible for direct access by December 31, 2000. All residential customers will have direct access by May 2002. For Illinois Power, this means that non-residential customers representing 53% of its total current retail electric sales volume will be eligible to select an alternate generation service supplier on October 1, 1999 (subject to pre-existing contract term requirements). All non-residential customers, representing 73% of Illinois Power's total current electric sales volume, will be eligible to select an alternate generation service supplier at year-end 2000 (subject to pre-existing contract term requirements).

          Delivery Service: Illinois Power is obligated to provide delivery service to customers eligible for direct access under tariffs approved by the ICC. The ICC also regulates the services provided by public utilities to alternative retail electric suppliers.

          ICC Oversight of Transmission And Distribution Reliability: The ICC must adopt regulations on transmission and distribution reliability. In addition, Illinois utilities must form or join an independent system operator.

          Sale or Transfer of Electric Utility Assets: During the transition period (1998-2004), electric utilities can sell or transfer assets to affiliated or unaffiliated entities pursuant to an ICC review process which must be completed within 90 days and which establishes specific criteria for ICC review.

          Functional Separation/Code of Conduct: The ICC is required to adopt standards of conduct for electric utilities and is promulgating rules for the functional separation of generation services and delivery services.

          Affiliate Relationships: The ICC is required to, and has, adopted rules governing the relationships between electric utilities and their affiliates, and ensuring non-discrimination in any services provided by the electric utility to its affiliates and to alternative retail electric suppliers.

          Recent federal and state regulatory initiatives have the following implications for Illinois Power and Illinova:

          . Illinois Power is required to maintain transmission interconnections with numerous major regional electric utilities and power supply regions and provide open access wholesale transmission service.

          . Illinois Power is ceding operational control of its transmission system to a regional Independent System Operator.

          . Illinois Power is required to implement open access transmission on its distribution system to facilitate energy competition for retail electric customers and to provide nondiscriminatory delivery service to its retail customers.

          . Illinois Power is required to implement retail rate reductions and to maintain a retail rate freeze.

As a result of state and federal restructuring of energy markets, the ability of Illinova to compete effectively has become essential to its success as a business enterprise and to its ability to attract capital at a reasonable cost. As shown in Section 1.C below, effectuating the Transaction will bring a number of financial, managerial, and operating benefits to its system.

          Additional information regarding Illinova and its subsidiaries, is set forth in the following documents, each of which is incorporated herein by reference:

          (i) Annual Report on Form 10-K of Illinova Corporation (Commission File Number 1-11327) and Illinois Power Company (Commission File Number 1-3004) for the fiscal year ended December 31, 1998, filed on March 29, 1999;

          (ii) Quarterly Report on Form 10-Q of Illinova Corporation (Commission File Number 1-11327) and Illinois Power Company (Commission File Number 1-3004) for the quarterly period ended September 30, 1999, filed on November 15, 1999;

          (iii) Current Report on Form 8-K of Illinova Corporation (Commission File Number 1-11327) and Illinois Power Company (Commission File Number 1-3004), filed on June 18, 1999; and

          (iv)   New Dynegy Registration Statement.

          4.  ENERGY CONVERGENCE HOLDING COMPANY ("NEW DYNEGY")

          New Dynegy is an Illinois corporation formed for the purposes of effectuating the Transaction. Its Certificate of Incorporation is included in Exhibit A to this Application. New Dynegy currently has no material assets and no public-utility assets, subsidiaries, or affiliates.

            B.  THE TRANSACTION.

          The Transaction involves a combination of Dynegy and Illinova through a series of mergers, resulting in the formation of a new public-utility holding company ("New Dynegy") incorporated in the State of Illinois./9/ New Dynegy will separately file, under Rule 2 of the Commission's regulations, notification of its status as a holding company exempt under Section 3(a)(1) of the Act on the same grounds as presently claimed by Illinova./10/ New Dynegy will initially have two wholly-owned subsidiaries, an Illinois corporation/11/ and a Delaware corporation,/12/ that will serve as acquisition companies. Illinova will be merged with the Illinois acquisition company with Illinova surviving the merger, and Dynegy will be merged with the Delaware acquisition company with Dynegy surviving the merger. Upon completion of the Transaction, Illinova and Dynegy will be wholly-owned subsidiaries of New Dynegy. The parties intend to simplify the New Dynegy holding company structure after effectuating the Transaction by eliminating Illinova as a tier in the holding company structure.

          In the Transaction, each shareholder of Dynegy will elect to receive either cash or shares in New Dynegy./13/ However, only approximately 40% of the shares of Dynegy Common Stock will be exchangeable for cash, and the remaining shares of Dynegy will be exchangeable for shares of New Dynegy Class A Common Stock, Class B Common Stock, or Series A Preferred Stock./14/ Each share of Illinova common stock will be exchangeable for one share of New Dynegy Class A Common Stock. As a result, slightly more than one-half of New Dynegy's voting stock will be held by former Dynegy shareholders.

          Although BG and NOVA have elected to receive all cash, the 40% limit on the cash portion of the merger consideration results in their receiving at least some portion of their


------------------------
/9/   New Dynegy is incorporated in Illinois as Energy Convergence Holding
Company.

/10/  See e.g., Roanoke Gas Co., Holding Co. Act Release No. 26996
(Apr. 1, 1999).

/11/  Energy Convergence Acquisition Corporation.

/12/  Dynegy Acquisition Corporation.

/13/ Chevron has agreed to receive all stock in the Transaction. BG and NOVA have, directly or indirectly, elected to receive all cash.

/14/ The New Dynegy Class A Common Stock will be issued to the management and the public shareholders of Dynegy. The New Dynegy Class B Common Stock will be issued to Chevron USA. NOVA and BG will receive New Dynegy Class A Preferred Stock in the Transaction.

consideration in the form of Series A Preferred Stock. The amount of stock that BG and NOVA will receive is dependent upon the number of shares held by the public shareholders that are tendered for cash. To facilitate the Transaction and assist NOVA and BG in liquidating their investment in Dynegy, Chevron USA has agreed to purchase from New Dynegy additional shares of New Dynegy's Class B Common Stock for an aggregate purchase price of between $200 and $240 million. To the extent that BG and NOVA would otherwise receive less than 75% cash in exchange for shares of Dynegy Common Stock, Chevron USA has agreed to increase its investment, up to a maximum of $240 million. As a result of these repurchase transactions, Chevron USA's ownership interest in New Dynegy upon completion of the Transaction will be approximately 28%.

          Pursuant to an amendment to New Dynegy's Articles of Incorporation (which has been filed with the State of Illinois) and a related shareholder agreement among Dynegy, New Dynegy, Illinova, and Chevron USA dated June 14, 1999 (the "Shareholder Agreement"), so long as Chevron USA owns at least 15% of New Dynegy Common Stock, Chevron USA shall be entitled to vote for the election of three of the fourteen members of the New Dynegy Board of Directors as Chevron USA's representatives (the "Chevron Directors"). Because the holders of Class A Common Stock vote as a separate class for the other eleven directors, Chevron USA has no voice in the selection of such directors and will have no representative on New Dynegy's Nominating Committee, which will propose such directors for election by the holders of Class A Stock. When Chevron USA ceases to own at least 15% of New Dynegy Common Stock, its New Dynegy Class B Common Stock will automatically convert to New Dynegy Class A Common Stock and Chevron USA will no longer have an exclusive right to elect three members of New Dynegy's Board of Directors./15/

          Under New Dynegy's Articles of Incorporation, Chevron USA shall not be entitled to any more than three representatives on New Dynegy's Board as long as it does not own more than 40% of the outstanding shares of New Dynegy. The Shareholder Agreement provides that Chevron USA may not seek to acquire more than 40% of the outstanding Common Stock of New Dynegy within one year after the closing of the Transaction unless a third party seeks to acquire more than 15% of such Common Stock. Thereafter, Chevron USA may only acquire more than 40% of New Dynegy's Common Stock if it offers to acquire all of the outstanding voting securities of New Dynegy. Any such offer by Chevron USA is subject to a detailed process which gives the New Dynegy Board the ability to solicit competing offers and obligates Chevron USA to sell its stake in the event it is not the winning bidder. In consideration of the consequences to New Dynegy of a sale by Chevron USA of its significant equity position, the Shareholder Agreement also imposes restrictions on sales by Chevron USA of its shares in New Dynegy.


------------------------
/15/ The Articles of Incorporation of New Dynegy contain provisions for cumulative voting by holders of the Class A Common Stock, generally, and therefore Chevron USA might, even with less than 15% of New Dynegy Common Stock, elect one or more members of New Dynegy's Board of Directors, but will have no right to have its designees put forward as nominees. This distinguishes the instant case from circumstances in which acquiring persons have installed or employed cumulative voting to acquire board representation.

          To protect its strategic investment in New Dynegy, Chevron has negotiated for certain provisions in the Articles of Incorporation of New Dynegy. The Articles of Incorporation of New Dynegy carry forward and contain provisions in Illinova's current articles of incorporation whereby, consistent with Illinois corporate law and practice, a two-thirds vote will be required to approve certain major transactions, including mergers, consolidations, sales of assets, and liquidation. In addition, if all Chevron Directors present at a meeting vote to do so, they will have the authority under New Dynegy's Bylaws to "block" New Dynegy from entering into certain transactions, so long as Chevron USA owns New Dynegy Class B Common Stock, including (i) a sale of all or substantially all of the liquids business or the gas marketing business of New Dynegy so long as Chevron USA's long-term sale contracts with New Dynegy remain in effect, and (ii) mergers, acquisitions, and other business combinations, sales of businesses or assets, and major transactions, including joint ventures, in which such transactions are valued over $1 billion or one-quarter of New Dynegy's market capitalization, whichever is greater.

          While these are customary minority-protection rights, Chevron's exercise of these rights is limited by other provisions. Under the Shareholder Agreement, if Chevron USA exercises such rights twice within a 24-month period or three times during any time period, either at the Board of Directors level or on the shareholder level (other than to block changes to the constituent instruments of New Dynegy which would materially affect such rights), New Dynegy will have certain rights to purchase Chevron USA's shares or require Chevron USA either to sell its shares of New Dynegy to a third party or to give up any future blocking rights.

      C.  REASONS FOR THE TRANSACTION

          Applicants are seeking authority for the Transaction in order to enhance the efficiency of their operations consistent with applicable state and federal law, and particularly state and federal regulatory changes implementing competitive power generation and energy services and nondiscriminatory power delivery services on an open access basis.

          Illinova seeks this business combination with Dynegy and to conduct its public-utility operations as described herein in order to achieve a number of financial, managerial and operating benefits that will position Illinova and Illinois Power to compete in the increasingly competitive wholesale and retail energy markets that have developed as a result of state and federal regulatory change. In these restructured markets, Illinova expects that customers, whether wholesale or retail, will purchase generated electricity separately from transportation (transmission and distribution) services. In the case of electricity, recently enacted Illinois legislation provides that customers will have a choice in selecting their electricity provider, regardless of the geographic proximity of the source of physical generation to the customer. It is likely that the retail natural gas service market will soon function in a similar manner.

          Illinova believes Dynegy will complement the utility operations of Illinois Power and allow Illinova to combine its small energy trading operations with the larger trading and marketing operations of Dynegy. A broader slate of energy products and an effective marketing organization will permit Illinova to remain competitive both for customers and for capital needed for exempt operations and public-utility company operations. Maintaining a viable energy business affiliated with Illinova's public-utility company operations will help assure that consumers receive reliable service at competitive, market-driven prices. The Transaction will result in an infusion of equity capital and the formation by the merged firm of a robust energy generation and marketing business. This development, occurring in the wake of Illinova's quasi-reorganization, will enable Illinova to maintain competitive viability and the ability to attract capital at a reasonable cost. Illinova believes that as a result of the Transaction, the energy-related operations of New Dynegy will contribute significantly toward lowering the overall cost of the restructured utility service received by consumers in Illinois, and that Illinova will achieve improved earnings for investors./16/

          Dynegy believes that the Transaction will advance its strategic plan through the addition of strategically located generation assets, which will enable Dynegy to enhance its position as one of the nation's leading energy merchants. Dynegy believes that a marketing enterprise such as Dynegy can achieve a greatly enhanced value through a combination with a traditional public-utility system that possesses a substantial installed base of generation and substantial management experience with the ownership and operation of power generation./17/

ITEM 2.  FEES, COMMISSIONS, AND EXPENSES

          The fees, commissions, and expenses to be paid or incurred, directly or indirectly by all parties, in connection with the Transaction are estimated to total approximately $46 million, including investment bankers' fees of approximately $29 million.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

          Applicants seek approval to effectuate the Transaction and to conduct their public utility operations in the fashion stated herein pursuant to sections 9(a)(2) and 10 of the Act, subject to the requisite approvals of the FERC and ICC.

     Various Commission decisions have stated that a single stock acquisition that results in an interest in a holding company with multiple public-utility company subsidiaries requires approval under Section 9(a)(2)./18/ Assuming that a single stock acquisition by entities not currently affiliated with any public-utility companies that results in multiple affiliations solely with subsidiary companies ordinarily would trigger Section 9(a)(2), approval should be granted based upon satisfaction of all of the requirements of Section 10 of the Act.

     The discussion above amply demonstrates that the Transaction is consistent with the


------------------------
/16/ An expanded discussion of Illinova's reasons for entering into the Transaction is set forth in the New Dynegy Registration Statement at pages 39-41.

/17/ An expanded discussion of Dynegy's reasons for entering into the Transaction is set forth in the New Dynegy Registration Statement at pages 37-39.

/18/ See Coral Petroleum, Holding Co. Act Release No. 21632 (June 19, 1980), at footnote 19. An alternative construction of the last clause of Section 9(a)(2) would require the acquiring company to be affiliated with one public-utility or holding company prior to a single acquisition resulting in an additional affiliation.

public interest. The Applicants are undertaking a transaction that is consistent with integrated public utility operations and state and federal regulatory initiatives and requirements pertaining to those operations. The Transaction is designed to achieve a number of operational, financial and management benefits pertaining to those operations. Accordingly, the Transaction satisfies the standards articulated by the Commission for approval under Section 9(a)(2) and Section 10 of the Act. Roanoke Gas Company, HCAR No. 26996 (April 1, 1999); BEC Energy, HCAR No. 26874 (May 15, 1998); WPL Holdings, Inc., HCAR No. 35377 (September 18, 1991).

     This Application and the referenced filings with the Commission fully disclose the terms and conditions of the Transaction. The Transaction has been approved by the shareholders of Illinova and Dynegy. There is no basis for the Commission to make any of the negative findings under Section 10(b) of the Act. No concentration of control of public-utility companies will result. No public-utility companies are involved in this transaction other than the integrated system that exists today under Illinova's ownership. The fees and commissions bear a fair value to the sums invested and the earning capabilities of the utility assets. Finally, the resulting capital structure is not unduly complex but instead results from the legal requirements associated with a merger of this nature. The structure is fully disclosed to the investing public, the FERC, this Commission, and the State of Illinois.

          Pursuant to the authority sought herein, all of the public-utility company assets owned or controlled by New Dynegy will remain in Illinois and subject to pervasive and effective state and federal regulation. The State of Illinois regulates public-utilities through comprehensive legislation and authority delegated to the ICC, principally through the Illinois Public Utilities Act, originally enacted in 1913 and reenacted several times hence./19/ Both the retail electric power service and natural gas service of Illinois Power fall within ICC regulatory jurisdiction/20/. The ICC is charged with the "general supervision" of public-utilities./21/ Illinois law imposes extensive accounting and reporting requirements upon public-utilities./22/ The ICC has jurisdiction over the capitalization of public-utilities and the use of financing proceeds./23/ Unlike some states, the State of Illinois has delegated express authority to the ICC to regulate inter-corporate relations, including transactions between public-utilities such as Illinois Power and its affiliated interests./24/ Unlike many state public service commissions, the ICC has the express authority to regulate public-utility dividend payments where the public-utility's capital is or


------------------------
/19/  220 Ill. Comp. Stat. 5/1-101 (West 1999) et seq.; see also, e.g.,
Alton Water Co. v. Illinois Commerce Comm'n, 279 F. 869 (7th Cir. 1922) (acknowledging legislative delegation to ICC); AES Corp., Holding Co. Act Release No. 27063 at n.23 & Section III (Aug. 20, 1999) (discussing authority of ICC over public-utilities).

/20/  220 Ill. Comp. Stat. 5/3-105 a,c.

/21/  220 Ill. Comp. Stat. 5/4-101.

/22/  220 Ill. Comp. Stat. 5/5-101-109.

/23/  220 Ill. Comp. Stat. 5/6-101-108.

/24/  220 Ill. Comp. Stat. 5/7-101, 16-121.

otherwise would be impaired or where earned surplus is insufficient./25/ Unlike many states, the ICC must approve coordination agreements among utilities, the acquisition of public-utility assets by public-utilities, the disposition of public-utility assets of a tangible and intangible nature, mergers or consolidations of public-utilities, utility acquisitions of the securities of public-utilities, guarantees, advances of funds, and certain sales of real property having a sale price or annual consideration greater than $5,000,000./26/ Illinois law requires nondiscriminatory access to power delivery systems if and when such access is provided to affiliates that make energy sales at market-based prices./27/ Illinois law regulates extensions of public-utility systems and generating plant additions pursuant to a system of issuing, reviewing, and amending certificates of public convenience and necessity./28/ Unlike many states, Illinois law expressly addresses diversification by public-utilities in order to prevent cross-subsidy inconsistent with the public interest and to avoid impairment of public-utility service./29/ Illinois law vests the ICC with comprehensive regulatory authority over the rates, terms, and conditions of service provided by electric and gas public-utilities./30/

          Following passage of the Energy Policy Act of 1992, the Federal Energy Regulatory Commission has encouraged and required open access transmission service. In compliance with FERC requirements, Illinois Power has an open access transmission tariff in place that functionally separates, or "unbundles," transmission service from power generation sales. As a result of the presence of competition in wholesale power markets, the absence of barriers to entry, and Illinova's commitment to FERC Codes of Conduct that prevent affiliate abuses and cross-subsidy, the FERC has authorized Illinois Power and its affiliated power marketer to sell power at wholesale at rates set by market forces./31/

          Illinois Power has joined eight other regional public-utilities in ceding operational control of their transmission systems to a regional Independent System Operator; the Midwest Independent Transmission System Operator. The other participants in the Midwest ISO are the following: Ameren Power Services Company; Southern Illinois Power Cooperative; Commonwealth Edison Company; Central Illinois Light Company; Electric Energy, Inc.; City of Springfield, Illinois; Western Illinois Power Cooperative; and Soyland Power Corporation./32/


------------------------
/25/  220 Ill. Comp. Stat. 5/7-103.

/26/  220 Ill. Comp. Stat. 5/7-102, 7-204.

/27/  220 Ill. Comp. Stat. 5/7-108.

/28/  220 Ill. Comp. Stat. 5/8-406-407.

/29/  220 Ill. Comp. Stat. 5/7-106, 205-206.

/30/  220 Ill. Comp. Stat. 5/8-101 et seq.; 220 Ill. Comp. Stat. 5/9-101 et seq.

/31/ Illinova Power Marketing, Inc., 79 FERC (P) 61,016 (1997); Illinova Power Marketing, Inc., 73 FERC (P) 61,371 (1995).

/32/  See Exhibit D.1, at 5-6.

          Federal regulation and restructuring greatly amplifies the effect of state-sponsored utility restructuring of Illinova. Centrally located and abutting several major interstate public-utility systems, Illinois Power has long been subject to electric power transmission interconnection regulation by the Federal Power Commission and FERC./33/ As a result of transmission access and the operational integration and interconnection of Illinois Power's power delivery system to many major public-utility systems/34/, retail sales of electricity in Illinois will be subject to active competition by many power marketers, including many major interstate public-utility systems./35/

          The Transaction threatens none of the evils enumerated in Section 1(b)(1)-(5) of the Act./36/ With respect to the first concern of the Act, the absence of accurate investor information and the problem of "overcapitalization" of public-utility systems without sufficient state regulation, the Commission has found that concerns "with respect to investors have been largely addressed by developments in the federal securities laws and in the securities markets themselves. . . ."/39/

          The State of Illinois, through the ICC, closely regulates the capitalization of public-utilities/38/ and has the express authority to restrict dividend payments if the public-utility's


------------------------
/33/ The authority to compel interconnections was included in Section 202(b) of the Federal Power Act as enacted in 1935. 16 U.S.C. 824a(b).

/34/ Illinois Power is interconnected to the utilities located within four major regions of the North American Electric Reliability Council. Illinois Power is a member of the Mid-American Interconnected Network ("MAIN"). Illinois Power's transmission system is interconnected to the following members of MAIN:
Ameren Power Services; Central Illinois Lighting Co.; Cinergy Services, Inc.; Commonwealth Edison Company, Hoosier Energy; Louisville Gas & Electric Company; Wabash Valley; and Wisconsin Electric Power Company.

  Illinois Power is also interconnected to the East Central Area Reliability Coordination subregion through interconnections it maintains with Louisville Gas & Electric Company and American Electric Power Company. Illinois Power is also interconnected to the Mid-continent Area Power Pool through its transmission interconnection with MidAmerican Energy Company. Finally, Illinois Power is interconnected to the public-utilities located in the Southeastern Electric Reliability Council through its transmission interconnection with the Tennessee Valley Authority.

/35/ Within this context FERC has already approved as consistent with the public interest the merger of two large independent power companies (AES and CalEnergy) with exempt projects with Illinois public utilities. Central Illinois Light Co., 87 FERC (P) 61,293 (1999); Mid-America Energy Co., 85 FERC (P) 61,354
(1998).

/36/ These evils are: (1) the absence of investor information and the issuance of "overcapitalized" public-utility securities without sufficient state regulation; (2) abusive and excessive consumer charges to fund affiliate transactions; (3) the obstruction of state regulation of public-utilities and their subsidiaries and the exercise of control over subsidiaries through disproportionately small investment; (4) holding company growth out of proportion with management and operation, or integration and coordination of related operating properties; and (5) the lack of economy of management, efficiency or adequacy of services in the public-utility industry, or the lack of effective public regulation thereof.

/37/  Southern Co., Holding Co. Act Release No. 25639 (Sept. 23, 1992).

/38/  220 Ill. Comp. Stat. 5/6-101-108 (West 1999).

capital is or would become impaired or if its earned surplus is insufficient./39/ Furthermore, the securities of Illinova, Dynegy, and Chevron, as well as the bonds and preferred stock of Illinois Power are all publicly traded. Accordingly, the Transaction presents none of the problems, risks, or evils identified by Section 1(b)(1) of the Act.

          Second, the structure poses no risk of abusive affiliate transactions and facilitates regulatory oversight of the relationship between power delivery service and competitive power generation and energy services. The State of Illinois has comprehensive oversight of affiliate transactions./40/ In addition, FERC requirements associated with market-based wholesale rate transactions are applicable to the Transaction./41/ The Commission has recognized that a "comprehensive state system," such as that in effect in Illinois,/42/ "is fully able to protect the financial integrity of the public utility operating within its jurisdiction to assure that neither utility revenues (other than reasonable and proper dividends), utility assets, or utility credit are used for non-utility purposes except in accordance with prescribed guidelines or following review and approval by state regulators. The states also appear to have adequate authority to regulate transactions between the utility and its affiliates to prevent the type of overreaching that characterized so many holding company systems prior to 1935."/43/ Thus, there is no risk of abusive affiliate transactions between the involved entities following the Transaction.

          Third, the structure of the Transaction poses no risk of obstruction of state regulation of public-utility company subsidiaries and the exertion of control over such subsidiaries through disproportionately small investment. As shown above, the State of Illinois has a comprehensive regulatory apparatus in place that is not affected by the Transaction.

          Fourth, the structure poses no risk of holding company growth that "bears no relation to economy of management and operation or the integration and coordination of related operating properties." The properties of Illinova's public-utility subsidiaries are not affected by the Transaction. They will continue to operate as a coordinated and integrated system, consistent with
Section 10(c) of the Act.


------------------------
/39/  220 Ill. Comp. Stat. 5/7-103.

/40/  220 Ill. Comp. Stat. 5/7-101, 16-121.

/41/ FERC has erected comprehensive protections against cross-subsidies by requiring adherence to a "code of conduct" governing transactions between the franchise-owning public utility and its unregulated marketing affiliates. These code of conduct requirements have specifically been applied to Illinova. See Illinova Power Marketing, Inc., 79 FERC (P) 61,010 (Feb. 1997) and cases cited therein.

/42/ AES Corp., Holding Co. Act Release No. 27063 at 58 (Aug. 20, 1999). The comprehensive scope of regulation under the laws of the State of Illinois is also acknowledged in the "Survey of State Regulation of Public Utility Holding Companies," published as Appendix A to The Regulation of Public-Utility Holding Companies, Division of Investment Management, United States Securities and Exchange Commission (June 1995).

/43/ Statement of the U.S. Securities and Exchange Commission Concerning Proposals to Repeal The Public Utility Holding Company Act of 1935 (June 2,
1982) 585, 590-91. In reaching its conclusion that state regulation was adequate to the task of preventing affiliate abuse, the Commission specifically referenced Natural Gas Pipeline Co. v. Slattery, 302 U.S. 300 (1937), affirming the Illinois regulatory system's oversight over affiliate transactions. See Statement of SEC Regarding PUHCA Repeal at 585.

          Finally, Section 1(b)(5) of the Act addresses the situation where "in any other respect there is a lack of economy of management and operation of public-utility companies or lack of efficiency and adequacy of service rendered by such companies, or lack of effective regulation, or lack of economies of raising capital." The Transaction enables Illinova to obtain the capital assets needed to conduct an efficient energy marketing business essential to modern utility service and does not threaten any adverse effects upon public-utility operations.

          With respect to Section 10 of the Act, the public-utility system of Illinova will continue to be integrated and its integrated operation will be enhanced by the immediate injection of substantial equity capital by Chevron and by the prospect of improved management, improved operations and a lower cost of capital due to merging a successful energy-related and exempt generation business into the holding company. WPL Holdings/44/ held that achieving an improved ability to attract capital is a sufficient enhancement of an integrated system to warrant approval under Section 10 of the Act. The strengthening of Illinova is particularly responsive to the market structure adopted by the State of Illinois. The State of Illinois has enacted a legislative scheme that depends upon the efficient operation of market forces to assure abundant and low cost energy, and electric utility service in particular. The market structure created by Illinois law depends on the performance of the new energy suppliers identified by the Commission in Consolidated Natural Gas Co.:

          [F]undamental changes in the energy industry are leading to an increasingly competitive and integrated market, in which marketers deal in interchangeable units of energy expressed in British thermal unit values, rather than natural gas or electricity. To retain and attract wholesale and industrial customers, utilities need to provide competitively priced power and related customer services . . . .  It appears that the restructuring of the electricity industry now underway will dramatically affect all United States energy markets as a result of growing interdependence of natural gas transmission and electric generation; and the interchangeability of different forms of energy, particularly gas and electricity./45/

          The combination of Dynegy with Illinova will allow Illinova to participate vigorously in competitive energy markets that the Commission has recognized as essential to efficient utility service and as part of the future of the industry. Accordingly, the Transaction satisfies the standards articulated by the Commission for approval under Section 9(a)(2) and Section 10 of the Act./46/


------------------------
/44/  WPL Holdings, Inc.,  Holding Co. Act Release No. 25377
(September 18, 1991).

/45/ Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (Apr. 30, 1996).

/46/ Roanoke Gas Co., Holding Co. Act Release No. 26996 (Apr. 1, 1999); BEC Energy, Holding Co. Act Release No. 26874 (May 15, 1998); WPL Holdings, Holding Co. Act Release No. 35377 (Sept. 18, 1991).

ITEM 4.  REGULATORY APPROVAL

          The Transaction has been reviewed and approved by the FERC under the Federal Power Act ("FPA"). On July 23, 1999, Dynegy and Illinova filed a joint application with the FERC requesting that it approve the Transaction under
Section 203 of the FPA. Under Section 203, FERC approves mergers if it finds that they are "consistent with the public interest." In reviewing a merger, the FERC generally evaluates whether the merger will (i) adversely affect competition; (ii) adversely affect rates to captive wholesale customers; or
(iii) impair the effectiveness of regulation. Following the Transaction, the FERC will have continuing jurisdiction over New Dynegy's power marketing business and over Illinois Power and Illinova Marketing with respect to, inter alia, rates, terms, and conditions for wholesale sales and transmission transactions (including those with affiliates), and continuing jurisdiction over the disposition and consolidation of utility assets and interlocking directorates. On November 10, 1999, the FERC approved the merger in FERC Docket No. EC99-99-000.

          Illinois Power is currently subject to the jurisdiction of the ICC. Illinois Power filed notice of the Transaction as it affects Illinois Power's electric system on August 13, 1999 with the ICC, along with a voluntary application with the ICC for approval of the Transaction with respect to the change of control over Illinois Power's gas utility. The required approval is expected in late 1999. Following the Transaction, the ICC will retain applicable authority over the rates, services provided by, and dividends of Illinois Power, Illinois Power's transactions with affiliates, and, to varying degrees, the business activities of Illinois Power's affiliates.

          Chevron, Dynegy, and Illinova have each made the necessary filings with the Department of Justice and the Federal Trade Commission under the Hart Scott-Rodino Antitrust Improvements Act of 1976. On August 24, 1999, the Federal Trade Commission informed each of the parties that early termination of the waiting periods under such filings has been granted.

ITEM 5.  PROCEDURE

          The Applicants hereby (i) waive a recommended decision by a hearing officer or any other responsible officer of the Commission; and (ii) agree that the Division of Investment Management may assist in the preparation of the decision of the Commission.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

Exhibits
--------

      Exhibit A:  Constituent Instruments

                  A.1:  Articles of Incorporation of New Dynegy
                  A.2: Attachment to Articles of Incorporation of New Dynegy A.3: By-laws of New Dynegy (previously filed with the
                        Commission as Exhibit 99.1 to Current Report on Form 8-K of Dynegy

                        (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

      Exhibit B:  Transaction Documents

                  B.1: Agreement and Plan of Merger (previously filed with the Commission as Exhibit 2.1 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

                  B.2: Subscription Agreement between Chevron USA and New Dynegy (previously filed with the Commission as Exhibit
                        10.1 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

                  B.3: Shareholder Agreement among New Dynegy, Illinova, Dynegy, and Chevron USA (previously filed with the Commission as Exhibit 10.6 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

                  B.4: Stock Purchase Agreement between New Dynegy and British Gas Atlantic Holdings BV (previously filed with the Commission as Exhibit 10.2 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

                  B.5: Registration Rights Agreement among New Dynegy, British Gas Atlantic Holdings BV, and NOVA (previously filed with the Commission as Exhibit 10.7 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

                  B.6: Registration Rights Agreement between New Dynegy and Chevron USA (previously filed with the Commission as Exhibit 10.8 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

                  B.7: Voting Agreement between Illinova and BG (previously filed with the Commission as Exhibit 10.3 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

                  B.8: Voting Agreement between Illinova and Chevron USA (previously filed with the Commission as Exhibit 10.5 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

                  B.9: Voting Agreement between Illinova and NOVA (previously filed with the Commission as Exhibit 20.4 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

            Exhibit C:  Intentionally omitted, not applicable

            Exhibit D:  Applications and Orders of Certain Commissions listed in
Item 4

                        D.1: Joint Application of Illinova and Dynegy for Approval of Merger and Request for Expedited Consideration, FERC Docket No. EC99-99-000 (July 23, 1999)
                        D.2: Application of Illinois Power for Expedited Approval of a Reorganization of the Gas Utility and Approval of an Interim Services and Facilities Agreement, ICC Docket No. 99-0419, (Aug. 12, 1999)

            Exhibit E:  Organizational Chart of New Dynegy

            Exhibit F:  Intentionally omitted, not applicable

            Exhibit G:  Financial Data Schedules

                        G.1: Annual Report on Form 10-K of Chevron Corporation (Commission File No. 1-368-2) for the fiscal year ended December 31, 1998 (previously filed with the Commission on March 31, 1999 and incorporated by reference herein)

                        G.2: Quarterly Report on Form 10-Q of Chevron Corporation (Commission File No. 1-368-2) for the quarterly period ended September 30, 1999 (previously filed with the Commission on November 4, 1999 and incorporated by reference herein)

                        G.3: Annual Report on Form 10-K of Illinova Corporation (Commission File Number 1-11327) and Illinois Power Company (Commission File Number 1-3004) for the fiscal year ended December 31, 1998 (previously filed with the Commission on March 29, 1999 and incorporated by reference herein)

                        G.4: Quarterly Report on Form 10-Q of Illinova Corporation (Commission File Number 1-11327) and Illinois Power Company (Commission File
                              Number 1-3004) for the quarterly period ended September 30, 1999 (previously filed with the Commission on November 15, 1999 and incorporated by reference herein)

            Exhibit H:  Joint Press Release of Dynegy and Illinova (previously filed with the Commission as Exhibit 99.2 to Current Report on Form 8-K of Dynegy (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

            Exhibit I: Amendment No. 1 to Registration Statement under the Securities Act of 1933 on Form S-4 of New Dynegy (Registration No. 333-84965)

                        (previously filed with the Commission on September 7, 1999 and incorporated by reference herein)

            Exhibit J:  Intentionally omitted

Financial Statements
--------------------

            1.  Statement of Applicants.

                Reference is made to the following documents, each of which is incorporated by reference herein: (i) Annual Report on Form 10-K of Chevron Corporation (Commission File Number 1-368-2) for the fiscal year ended December 31, 1998, filed on March 31, 1999; (ii) Amendment No. 1 to Quarterly Report on Form 10-Q of Chevron Corporation (Commission File Number 1-368-2) for the quarterly period ended June 30, 1999, filed on August 5, 1999; (iii) Annual Report on Form 10-K of Illinova Corporation (Commission File Number 1-11327) and Illinois Power Company (Commission File Number 1-3004) for the fiscal year ended December 31, 1998 filed on March 29, 1999; and (iv) Quarterly Report on Form 10-Q of Illinova Corporation (Commission File Number 1-11327) and Illinois Power Company (Commission File Number 1-3004) for the quarterly period ended June 30, 1999, filed on August 16, 1999.

            2.  Statements of Top Registered Holding Company.

                None.

            3.  Statements of Company Whose Securities Are Being Acquired or
                Sold.

                Reference is made to the following documents, each of which is incorporated by reference herein: (i) Annual Report on Form 10-K of Dynegy Inc. (Commission File Number 1-11156) for the fiscal year ended December 31, 1998, filed on March 30, 1999; (ii) Quarterly Report on Form 10-Q of Dynegy Inc. (Commission File Number 1-11156) for the quarterly period ended September 30, 1999, filed on November 15, 1999; and (iii) Amendment No. 1 to Registration Statement under the Securities Act of 1933 on Form S-4 of Energy Convergence Holding Company (Registration No. 333-84965), filed with the Commission on September 7, 1999.

            4.  Statement of Changes.

                None.

ITEM 7.         INFORMATION AS TO ENVIRONMENTAL EFFECTS.

                The Transaction, a corporate merger, neither involves a "major federal action" nor "significantly affects the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. Consummation of the Transaction will not result in changes in the operations of the parties that would have any impact on the environment. No federal agency is preparing an Environmental Impact Statement with respect to this matter.

                                   SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


Date: November 19, 1999

CHEVRON CORPORATION                   ILLINOVA CORPORATION


By: /s/ PETER J. ROBERTSON            By: /s/ LARRY F. ALTENBAUMER
   ------------------------------        ------------------------------
   Peter J. Robertson                    Larry F. Altenbaumer
   Vice-President                        Senior Vice President,
                                         Chief Financial Officer,
                                         Treasurer, and Controller



CHEVRON U.S.A. INC.                   ENERGY CONVERGENCE HOLDING
                                      COMPANY



By: /s/ PETER J. ROBERTSON            By: /s/ LARRY F. ALTENBAUMER
   ------------------------------        ------------------------------
   Peter J. Robertson                    Larry F. Altenbaumer
   Executive Vice-President              Vice President and Secretary

                                       22